Exhibit 4.1

THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT (AS DEFINED BELOW) AND SUBJECT TO A RIGHT OF SETOFF TO THE EXTENT SET FORTH IN SECTION 5.5 OF THAT CERTAIN PURCHASE AGREEMENT (AS DEFINED BELOW) AND EACH HOLDER OF THIS NOTE, BY ITS ACCEPTANCE, SHALL BE BOUND BY THE PROVISIONS OF THE SUBORDINATION AGREEMENT AND SECTION 5 OF THE PURCHASE AGREEMENT.

SUBORDINATED PROMISSORY NOTE

$753,929.26	August 8, 2014

FOR VALUE RECEIVED, the undersigned, Asure Software, Inc., a Delaware corporation (the “Maker”), hereby promises to pay to the order of Roomtag, LLC, a Maryland limited liability company (the “Payee”), the principal sum of $753,929.26 or such other amount as provided hereunder, together with interest on the unpaid principal balance at an annual rate equal to 0.36%, under the terms set forth herein such that upon the Maturity Date (as defined below), the aggregate amount owed to Payee hereunder shall equal Seven Hundred Sixty Thousand Dollars ($760,000) subject to the principal amount of this Note being adjusted in accordance with Section 1.5(b) of the Purchase Agreement (defined below).

This Note has been executed and delivered by the Maker pursuant to the terms of an Asset Purchase Agreement, dated as of August 8, 2014, by and between the Maker and the Payee (the “Purchase Agreement”). Capitalized terms used herein but not otherwise defined shall have the respective meanings attributed thereto in the Purchase Agreement.

1.           Payment.  Subject to Section 5 below, the entire unpaid principal amount of this Note and all unpaid accrued interest thereon shall be due and payable on the earlier of October 31, 2016 and the occurrence of an Event of Default (as defined in Section 4 below) (the “Maturity Date”). Subject to Section 5 below, all amounts due under this Note shall be paid to the Payee by wire transfer of immediately available funds to an account designated by the Payee.  If any such payment is due on a day that is not a business day, said payment will be due on the next succeeding business day, and the resulting extension of time will be taken into account in calculating the amount of interest payable under this Note.

2.           Optional Prepayments.  The Maker may prepay this Note prior to the Maturity Date, in whole or in part, without penalty or premium, at any time and from time to time. Prepayments shall be applied first to accrued but unpaid interest and then to principal, unless an Event of Default (as hereinafter defined in Section 4) has occurred, in which case, any and all amounts received in respect hereof shall be applied in the following order:  first, to any fees and expenses due under this Note; second, to interest due under this Note; and third, to the principal amount due under this Note.

3.           Subordination. The indebtedness evidenced by this Note is subordinated in right of payment pursuant to, and all rights of the Payee are subject to the terms of, that certain Subordination Agreement, dated as of August 8, 2014, by and among the Payee, the Maker and Wells Fargo Bank, National Association (the “Subordination Agreement”).

4.           Default.  If any of the events specified in this Section 4 occur (each an “Event of Default”), the Payee may, subject to the provisions of the Subordination Agreement, declare the entire principal amount of this Note, together with all unpaid accrued interest thereon, immediately due and payable by written notice to the Maker:

(a) the Maker fails to make any required payment under this Note  when due, and such failure shall continue for ten (10) days after written notice from the Payee to the Maker; provided, however, the failure to pay will not constitute an Event of Default to the extent specifically set forth in Section 5.5 of the Purchase Agreement;

(b) the Maker, under the applicable laws of any jurisdiction:  (i) is dissolved, liquidated, or wound up or otherwise ceases doing business; (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (iii) consents to the appointment of a trustee, receiver, assignee, liquidator, or similar official; (iv) makes a general assignment for the benefit of its creditors; or (v) institutes a proceeding, or has an involuntary proceeding instituted against it and such involuntary proceeding is not dismissed within sixty (60) days of such filing, seeking a judgment of insolvency, bankruptcy, or any other similar relief under any bankruptcy, insolvency, or other similar law affecting creditors’ rights; or

(c) a Change of Control occurs (as defined below).

The Maker shall give Payee ten (10) business days prior written notice of the closing of a Change of Control; provided, however, failure to give such written notice to Payee shall not constitute an Event of Default hereunder. For purposes hereof, a “Change of Control” means (i) a sale of all or substantially all of the assets of the Maker, (ii) a merger, consolidation or reorganization of the Maker with and into any other entity other than any such merger, consolidation or reorganization in which owners of the Maker immediately prior to such merger, consolidation or reorganization continue to hold at least a majority of the voting power of the surviving entity immediately after such merger, consolidation or reorganization, or (iii) a transfer of more than fifty percent (50%) of the outstanding equity voting securities of the Maker on a fully diluted basis in a single transaction or series or related transactions.

 Subject to the subordination provisions of the Subordination Agreement, upon the occurrence of an Event of Default, Payee may, at its option (a) declare the entire unpaid principal amount of this Note, together with all accrued interest to be immediately due and payable by written notice to the Maker; and (b) exercise any and all rights and remedies available to it under law and in equity.  The Maker will pay all costs and expenses incurred by or on behalf of Payee in connection with Payee’s exercise of any or all of its rights and remedies under this Note, including reasonable attorneys’ fees, costs, and disbursements.

In the event Maker fails to pay any amount due, as and when due, hereunder and such failure is not cured within ten (10) days following the due date of such payment (the “Cure Period”), the unpaid principal balance outstanding under this Note and all accrued and unpaid interest thereon shall thereafter bear interest, from the last day of the Cure Period until payment in full thereof has been made, at an annual rate equal to fifteen percent (15%) per annum (or if such percentage is not permitted by applicable law, the maximum percentage permitted to be charged by applicable law).

5.           Right of Setoff.  The Maker has the right to withhold and set off against any amount due hereunder pursuant to Section 5.5 of the Purchase Agreement up to Five Hundred Thousand Dollars ($500,000) of the amount of certain claims for indemnification or payment of damages to which the Maker and other Purchaser Indemnitees are entitled under Section 5 of the Purchase Agreement.

6.           Assignment.  This Note may not be assigned by the Payee without the prior written consent of the Maker.

7.           Successors.  All of the terms, agreements, covenants, representations, warranties, and conditions of this Note shall be binding upon, and shall inure to the benefit of and shall be  enforceable by, the parties hereto and their permitted successors and assigns.

8.           Waivers.  The Maker hereby waives presentment for payment, demand, notice of dishonor, protest and notice of payment and all other notices of any kind in connection with the enforcement of this Note.

9.           Applicable Law.  The validity, construction and enforceability of the note shall be governed by the internal laws of the State of Maryland, without giving effect to conflict of laws principles thereof. The Maker irrevocably agrees that any action arising out of or relating to this Note will be brought in any state or federal court sitting in Baltimore, Maryland or in the Supreme Court of Maryland sitting in Annapolis, Maryland, as the Payee may elect (the “Selected Venue”).  By execution and delivery of this Note, the Maker accepts and submits to, for itself and in respect its properties, generally and unconditionally, the jurisdiction of the Selected Venue and agrees that jurisdiction will be exclusive with respect to any such action.  A final judgment in any action brought in accordance with this Section 8 will be conclusive and may be enforced by action on the judgment or in any other manner provided at law or in equity.  The Maker waives, to the full extent permitted by law, any right to stay or to dismiss any action brought in accordance with this Section 8 on the basis of inconvenient forum and waives any bond, surety, or other security that might be required of any other party.

10.           Notices.  All notices, requests, demands, claims, and other communications under this Note will be in writing and delivered in accordance with the Purchase Agreement.

11.           Amendments. No amendment, modification, replacement, termination, or cancellation of any provision of this Note will be valid, unless the same will be in writing and signed by the Maker and the Payee.  No waiver by either the Maker or the Payee of any default, misrepresentation, or breach of warranty or covenant under this Note, whether intentional or not, may be deemed to extend to any previous or future default or misrepresentation or any breach of warranty or covenant under this Note or affect, in any way, any rights arising because of any previous or future default or misrepresentation or breach of warranty or covenant under this Note.

12.           THE MAKER HEREBY EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING INVOLVING THIS NOTE. THIS PROVISION IS A MATERIAL INDUCEMENT FOR MAKER TO ENTER INTO THE CONTEMPLATED TRANSACTION.

IN WITNESS WHEREOF, the Maker has executed this Note as of August 8, 2014.

ASURE SOFTWARE, INC.

By
Patrick F. Goepel
Chief Executive Officer